MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **APASCO**

APASCO S.A DE C.V.

82-3103



RECEIVED
AUG 18 2003

Quarter: 2 Year: **2003**



03029563

CONSOLIDATED FINANCIAL STATEMENT

AT JUNE 30 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

R S		QUARTER OF PRESENT		QUARTER OF	
		Amount	**%**	**Amount**	**%**
1	**TOTAL ASSETS**	**17,897,710**	**100**	**17,821,033**	**100**
2	**CURRENT ASSETS**	**2,718,274**	**15**	**3,220,084**	**18**
3	CASH AND SHORT-TERM INVESTMENTS	837,562	5	1,485,560	8
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,158,190	6	1,107,304	6
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	52,622	0	43,693	0
6	INVENTORIES	666,282	4	500,954	3
7	OTHER CURRENT ASSETS	3,618	0	82,573	0
8	**LONG-TERM**	**2,260,260**	**13**	**2,025,056**	**11**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	26,462	0	16,305	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	2,233,798	12	2,008,751	11
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**12,737,814**	**71**	**12,290,633**	**69**
13	PROPERTY	6,312,838	35	6,225,219	35
14	MACHINERY AND INDUSTRIAL	14,764,888	82	13,454,639	75
15	OTHER EQUIPMENT	1,863,726	10	1,909,245	11
16	ACCUMULATED DEPRECIATION	10,557,777	59	9,601,410	54
17	CONSTRUCTION IN PROGRESS	354,139	2	302,940	2
18	**DEFERRED ASSETS (NET)**	**181,362**	**1**	**285,260**	**2**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**5,358,150**	**100**	**7,248,551**	
21	**CURRENT LIABILITIES**	**1,571,375**	**29**	**1,772,803**	**24**
22	SUPPLIERS	362,729	7	332,345	5
23	BANK LOANS	140,453	3	586,600	8
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	533,684	10	332,345	5
26	OTHER CURRENT LIABILITIES	534,509	10	521,513	7
27	**LONG-TERM LIABILITIES**	**695,384**	**13**	**2,317,030**	**32**
28	BANK LOANS	695,384	13	2,317,030	32
29	STOCK MARKET LOANS	0	0	0	0
[illegible]	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**3,091,391**	**58**	**3,158,718**	**44**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**12,539,560**		100 **10,572,482**	
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**12,539,560**	**100**	**10,572,482**	**100**
36	**CONTRIBUTED**	**6,978,484**	**56**	**6,979,560**	**66**
37	PAID-IN CAPITAL STOCK (NOMINAL)	203,522	2	205,171	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	6,201,717	49	6,201,197	59
39	PREMIUM ON SALES OF SHARES	573,245	5	573,192	5
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**5,561,076**	**44**	**3,592,922**	**34**
42	RETAINED EARNINGS AND CAPITAL RESERVE	6,104,465	49	5,230,444	49
43	REPURCHASE FUND OF SHARES	948,687	8	874,177	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(2,617,360)	(21)	(3,397,336)	(32)
45	NET INCOME FOR THE YEAR	1,125,284	9	885,637	8

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **APASCO** QUARTER: 2 YEAR 2003

APASCO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**5,038,359**	**100**	**4,836,800**	**100**
2	COST OF SALES	2,778,982	55	2,892,481	60
3	**GROSS INCOME**	**2,259,377**	**45**	**1,944,319**	**40**
4	OPERATING	390,363	8	393,247	8
5	**OPERATING**	**1,869,014**	**37**	**1,551,072**	**32**
6	TOTAL FINANCING	32,230	1	154,100	3
7	**INCOME AFTER FINANCING COST**	**1,836,784**	**36**	**1,396,972**	**29**
8	OTHER FINANCIAL OPERATIONS	(8,509)	0	(12,784)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,845,293**	**37**	**1,409,756**	**29**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	749,130	15	564,874	12
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**1,096,163**	**22**	**844,882**	**17**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	33,841	1	46,203	1
13	**CONSOLIDATED NET INCOME OF**	**1,130,004**	**22**	**891,085**	**18**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,130,004**	**22**	**891,085**	**18**
16	EXTRAORDINARY ITEMS NET EXPENSES	4,720	0	5,448	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,125,284**	**22**	**885,637**	**18**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,125,284**	**22**	**885,637**	**18**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **APASCO** QUARTER: **2** YEAR: **2003**

APASCO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**1,125,284**	**885,637**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	350,667	613,221
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,475,951**	**1,498,858**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(66,418)	(142,157)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,409,533**	**1,356,701**
6	CASH FLOW FROM EXTERNAL FINANCING	(675,748)	(295,654)
7	CASH FLOW FROM INTERNAL FINANCING	(834,765)	(1,006,509)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,510,513)**	**(1,302,163)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(239,855)**	**(255,446)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(340,835)	(200,908)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,178,397	1,686,468
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	837,562	1,485,560

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: APASCO
APASCO S.A DE C.V.

QUARTER: 2 2003

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	22.33	%	18.31	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	12.24	%	17.99	%
3	NET INCOME TO TOTAL ASSETS (**)	8.57	%	10.67	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	44.34	%	43.15	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(0.01)	%	3.24	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.41	times	0.55	times
7	NET SALES TO FIXED ASSETS (**)	0.58	times	0.80	times
8	INVENTORIES ROTATION (**)	5.60	times	10.64	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	36	days	36	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.95	%	2.79	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	29.94	%	40.67	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.43	times	0.69	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	17.60	%	41.67	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	5.46	%	18.85	%
15	OPERATING INCOME TO INTEREST PAID	35.58	times	19.90	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.38	times	1.36	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.73	times	1.82	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.31	times	1.53	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.51	times	0.44	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	53.30	%	83.80	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	29.29	%	30.99	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.32)	%	(2.94)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	26.83	times	17.40	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	44.74	%	22.70	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	55.26	%	77.30	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00	%	100.74	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE